February 14, 2006


Mail Stop 4561


Ms. M.J. Morrow
Chief Financial Officer
The Mills Corporation
1300 Wilson Boulevard, Suite 400
Arlington, VA  22209

      Re:	The Mills Corporation
      Form 8-K
      Filed January 6, 2006
      File No. 001-12994

Dear Ms. Morrow:

	We have reviewed your February 13, 2006 response letter and have the following additional comment.

1. We understand that your fourth quarter impairment charge did not result from your quarterly probability assessment but rather as a result of a decision by management to abandon these projects due to the Company`s overall capital and human resource constraints. Since your decision to abandon these projects is in the scope of the guidance in paragraph 13 of SFAS 67, disclosure of this impairment under Item 2.06 rather than 2.05 is more appropriate given the nature of the charge. Please expand your revised disclosure, included as Exhibit A in your response letter, to also discuss the facts and circumstances which led to the decision by management to abandon these projects. Refer to Item 2.06(a) of Form 8-K.

*  *  *  *

      You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within five business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief



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Ms. M.J. Morrow
The Mills Corporation
February 14, 2006
Page 1